July 10, 2024

Samantha Stoddard
Executive Vice President and Chief Financial Officer
JELD-WEN Holding, Inc.
2645 Silver Crescent Drive
Charlotte, NC 28273

       Re: JELD-WEN Holding, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Form 8-K filed February 20, 2024
           Form 8-K filed May 6, 2024
           File No. 001-38000
Dear Samantha Stoddard:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Forms 8-K Filed February 20, 2024 and May 6, 2024
Exhibit 99.1

1. We note you present non-GAAP financial measures that include an adjustment for "net
       legal and professional expenses and settlements   . For each of the two
most recent fiscal
       years and the subsequent interim period, including the comparable interim period, please tell us the specific nature and amount of the legal expenses, professional expenses, and settlements included in your non-GAAP adjustments. Explain the specific nature of the strategic transformation expenses, that you indicate are primarily third-party advisory fees, including the services provided to date and the services expected to be continued to be provided. Also, explain how you determined each expense included in your non-GAAP adjustment does not represent a normal operating expense necessary to operate your business and is consistent with the guidance in Question 100.01 of the Division of
       Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial
       Measures.
 July 10, 2024
Page 2


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Gordon at 202-551-3866 or Anne McConnell at 202-551-3709
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing